UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of December 2004

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On December 15, 2004, Vermilion Energy Trust announced an increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. The press release is attached hereto as Exhibit A.

On December 17, 2004, Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on January 14, 2005 to all unitholders of record on December 31, 2004. The press release is attached hereto as Exhibit B.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST


                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Vice President, Finance and
                                               Chief Financial Officer



Date: January 12, 2005

                                                                       EXHIBIT A
                                                                       ---------


[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]

                                 PRESS RELEASE
            VERMILION ENERGY TRUST ANNOUNCES EXCHANGEABLE SHARE RATIO
                    FOR IMMEDIATE RELEASE - DECEMBER 15, 2004

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from
1.25522 to 1.26626. The increase will be effective on December 15, 2004. A "Notice of Retraction" must be received by Computershare by December 20, 2004 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on January 14, 2004.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                       November 30, 2004
Opening Exchange Ratio                                                   1.25522
Vermilion Energy Trust Distribution per Unit                             $0.17

10-day Weighted Average Trading Price ("Current Market Price")           $19.32231
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                           0.01104
Effective Date of the Increase in the Exchange Ratio                     December 15, 2004
Exchange Ratio as of the Effective Date                                  1.26626

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month's exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

                                                                       EXHIBIT B
                                                                       ---------


[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]


                       PRESS RELEASE - DECEMBER 17, 2004
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION

Vermilion Energy Trust (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on January 14, 2005 to all unitholders of record on December 31, 2004. The ex-distribution date for this payment is December 29, 2004. This will be the Trust's 23rd consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Vermilion would like to remind investors that this distribution will be included on the unitholders' 2004 tax statement. We will be providing information regarding the 2004 taxability of distributions by the end of February 2005.

The Trust is an international energy trust that benefits from geographically diverse production. With the acquisition in the Netherlands, approximately 45% of our production is in Western Europe. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com